EXHIBIT 99.1

Brookfield Asset Management to Present at the Goldman Sachs 2024 US Financial Services Conference

NEW YORK, Dec. 03, 2024 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) announced that Bruce Flatt, Chief Executive Officer, is scheduled to present at the Goldman Sachs US Financial Services Conference on Wednesday, December 11, 2024, at 10:40 a.m. ET.

The presentation will be webcast live and a link will be available in the “Events” section on Brookfield Asset Management’s investor relations website, www.bam.brookfield.com.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

For more information, please visit our website at www.bam.brookfield.com or contact:

Media: Simon Maine Tel: +44 739 890 9278 Email: simon.maine@brookfield.com	Investor Relations: Jason Fooks Tel: (866) 989 0311 Email: jason.fooks@brookfield.com